# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R502
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001094891-26-000162
Filed by CIK 0002101421

## Reporting persons
- Kallman Craig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 399,752; shared voting power 0; sole dispositive power 399,752; shared dispositive power 0; aggregate amount beneficially owned 399,752 (4.9% of the class)
- Craig Kallman 2015 Living Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 399,752; shared voting power 0; sole dispositive power 399,752; shared dispositive power 0; aggregate amount beneficially owned 399,752 (4.9% of the class)

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is filed by the Craig Kallman 2015 Living Trust ("Trust") and Craig Kallman ("Mr. Kallman," and together with the Trust, the "Reporting Persons"). Mr. Kallman controls the Trust. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to the original Schedule 13G, pursuant to which such Reporting Persons have agreed to file the Schedule 13G and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 200 East 62nd Street, New York, New York, 10065.
Citizenship: The Trust is a trust governed by the laws of New York. Mr. Kallman is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Trust beneficially owns 399,752 shares of Common Stock. Mr. Kallman may be deemed to beneficially own the shares of Common Stock held by the Trust, because Mr. Kallman controls the Trust.
Percent of class: Each of the Trust and Mr. Kallman beneficially owns 4.9% of the outstanding shares of Common Stock. The percentage of beneficial ownership is calculated based on 7,995,918 shares of Common Stock outstanding as of August 13, 2026, as set forth in the Company's quarterly report on Form 10-Q filed on August 13, 2026.
Sole power to vote or to direct the vote:
Trust: 399,752 shares
Mr. Kallman: 399,752 shares
Shared power to vote or to direct the vote:
Trust: 0 shares
Mr. Kallman: 0 shares
Sole power to dispose or to direct the disposition:
Trust: 399,752 shares
Mr. Kallman: 399,752 shares
Shared power to dispose or to direct the disposition:
Trust: 0 shares
Mr. Kallman: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kallman Craig: /s/ Craig Kallman, Craig Kallman (10/23/2026)
- Craig Kallman 2015 Living Trust: /s/ Craig Kallman, Craig Kallman, Trustee (10/23/2026)